July 3, 2024

Roger James Hamilton
Chief Executive Officer
Genius Group Limited
8 Amoy Street, #01-01
Singapore 049950

       Re: Genius Group Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed June 25, 2024
           File No. 333-279795
Dear Roger James Hamilton:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Summary Combined Unaudited Pro Forma Financial Data and Audited Consolidated Financial
Data
Footnotes and pro forma adjustments, page S-11

1. We note that you acquired approximately $25.8 million of intangible assets in the
       FatBrain acquisition. Please revise to include the related impact on the pro forma statement of operations. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X. Also, revise to include pro forma per share information.
FatBrain AI Financials, page S-12

2.     Please explain your statement on page S-12 that FatBrain AI   s
financial statements are
       derived from the audited financial statements of Prime Source Group. Explain, in detail, the relationship between these entities and clarify whether FatBrain AI comprises the entire Prime Source Group. If not, revise to include audited financial statements for
 July 3, 2024
Page 2

       FatBrain AI only.
3. Please address the following as it relates to the Independent Auditor s report for FatBrain
       AI:
           Confirm that the financial statements were audited in accordance with U.S. generally accepted audited standards (U.S. GAAS) and revise the reference to International
           Standards on Auditing to instead refer to U.S. GAAS.
           Revise to either provide an audit report that includes an opinion as to whether the financial statements comply with IFRS as issued by the IASB or provide a reconciliation from IFRS to U.S. GAAP in the financial statement footnotes.
Exhibits

4. Please revise to include a consent that is signed by the accounting firm as opposed to a partner of the firm.
5. Please revise the consent of your independent registered public accounting firm to refer to
       the audit of Genius Group   s consolidated financial statements as of
December 31, 2023
       and 2022 and each of the years in the three years ended, December 31, 2023.
       Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology